GREENLANE HOLDINGS, INC.

1095 Broken Sound Parkway, Suite 100

Boca Raton, FL 33487

June 27, 2023

VIA EDGAR

Cara Wirth

Jennifer López Molina

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-269576)

Dear Ms. Wirth and Ms. López Molina:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Greenlane Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-269576) to 4:05 p.m., Eastern Time, on June 28, 2023, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to John Hensley, the Company’s counsel at Morrison & Foerster LLP, at (202) 778-1654.

Very truly yours, Greenlane Holdings, Inc.

By:	/s/ Lana Reeve
Name:	Lana Reeve
Title:	Chief Financial and Legal Officer